UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708 and 333-288709).

EXPLANATORY NOTE

Sequans Communications S.A.’s (the “Company”) board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2026”:

Ordinary Matters

1.    Approval of the statutory financial statements for the year ended December 31, 2025.
2.    Approval of the consolidated financial statements for the year ended December 31, 2025.
3.    Correction of the third resolution of the combined general meeting of June 30, 2025 – allocation to the legal reserve
4.    Allocation of net loss for the year ended December 31, 2025.
5.    Related-party agreements.
6.    Approval of the compensation plan for non-executive directors.
7.    Renewal of Ms. Maria Marced as director.
8.    Acknowledgement of end of terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as directors.
9.    Appointment of the statutory auditor

Extraordinary Matters

10.    Issuance of stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky; powers to be granted to the Board of Directors.
11.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class.
12.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors.
13.    Setting an overall ceiling of 150,000,000 ordinary shares (representing, to date, 1.500,000 ADS) for issues of stock subscription warrants and restricted free shares granted pursuant to resolutions 11 and 12 of this general shareholders’ meeting.
14.    Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €7,500,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders.
15.    Amendment of the by-laws to permit written consultation and voting by correspondence of directors.
16.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees.
17.    Powers and formalities.

The Board of Directors recommends that you vote “FOR” proposals 1-15 and 17 and “AGAINST” proposal 16 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your American Depositary Shares (ADS) by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card without other indication, your ADS will be voted:
•in favor of the resolutions corresponding to proposals 1-15 and 17, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•against the resolution corresponding to proposal 16, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

If you do not return your proxy card, our depositary agreement with BNY Mellon allows the depositary to vote the shares underlying your ADS in accordance with the Board’s recommendation as described above.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2026” which is available on the Company’s website: https://sequans.com/investor-relations/governance/. The following is a summary of those resolutions.

* * * * * * *

ORDINARY MATTERS

PROPOSALS 1-4: APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025; APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2025; CORRECTION OF THE APPROPRIATION OF NET PROFIT FOR THE YEAR ENDED DECEMBER 31, 2024

The Board of Directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with generally accepted accounting principles in France. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 11, 2026.

The Board of Directors proposes that shareholders approve the allocation of net loss to negative retained earnings for the year ended December 31, 2025, and the correction of the allocation of net profit for the year ended December 31, 2024 to allocate a portion of the profit to the legal reserve as required by French law.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 5: APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS

The Board of Directors proposes that shareholders approve related party transactions in force at any time in 2025. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, and financing agreements with major shareholders, are disclosed in the Company’s annual report on Form 20-F.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 6: APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS

The Board of Directors proposes that each non-executive director’s cash compensation for the coming year remain unchanged from last year:

–Basic directors’ fees     US$ 20,000 per year, per director
–Special directors’ fees paid in consideration for a director’s chairing of/membership in committees
•Member of the Audit Committee     US$ 6,000 per year
•Chair of the Audit Committee     US$ 12,000 per year

•Member of the Compensation Committee     US$ 4,500 per year
•Chair of the Compensation Committee     US$ 9,000 per year
•Member of the Nominating and Corporate Governance Committee     US$ 2,500 per year
•Chair of the Nominating and Corporate Governance Committee     US$ 5,000 per year

A director may not be a member of more than two committees nor chair more than one committee.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 7-8: PROPOSALS TO REAPPOINT AS DIRECTOR MS. MARIA MARCED, AND TO ACKNOWLEDGE THE END OF THE MANDATES OF MSSRS HUBERT DE PESQUIDOUX AND YVES MAITRE

The Board of Directors proposes that Ms.Maria Marced be renewed as a member of the Board of Directors. If elected, Ms. Marced will be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2029.
Ms. Marced has already given notice that she would accept this position.

The Board of Directors also acknowledges the end of the terms of the mandates of Mssrs. Hubert de Pesquidoux and Yves Maitre as of the date of this shareholder meeting and thanks them for their service. In an effort to reduce the size of the board, no new board members are being proposed to replace Mssrs. de Pesquidoux and Maitre.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 9: APPOINTMENT OF THE STATUTORY AUDITOR

The Board of Directors notes that the French legally-required six-year audit term of the Company’s statutory auditor, Ernst & Young Audit, expires at this annual ordinary general shareholders’ meeting and proposes to appoint Forvis Mazars S.A. as statutory auditor for a term of office of six (6) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2031.

The Board of Directors requests that shareholders approve this proposal.

EXTRAORDINARY MATTERS

PROPOSAL 10: ISSUANCE OF STOCK SUBSCRIPTION WARRANTS TO SUBSCRIBE UP TO 25,000,000 ORDINARY SHARES (REPRESENTING, TO DATE, 250,000 ADS)– REVOCATION OF SHAREHOLDER'S PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF MS. MARIA MARCED AND MSSRS. JASON COHENOUR, WESLEY CUMMINS, RICHARD NOTTENBURG, AND ZVI SLONIMSKY

The Board of Directors proposes issuing 5,000,000 stock warrants (representing 50,000 ADS at the current share/ADS ratio) to each of the non-executive directors permitted to receive director compensation (i.e., a total of 25,000,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price
Ms. Maria Marced Martin	5,000,000 stock warrants	€5.00
Mr. Jason Cohenour	5,000,000 stock warrants	€5.00
Mr. Wesley Cummins	5,000,000 stock warrants	€5.00
Mr. Richard Nottenburg	5,000,000 stock warrants	€5.00
Mr. Zvi Slonimsky	5,000,000 stock warrants	€5.00
Total	25,000,000 stock warrants	€25.00

The number of warrants proposed is based on a review of the equity compensation of members of the boards of directors of a selection of comparable companies, and takes into consideration that there was no increase in cash compensation in over ten years.

The subscription price for each stock warrant will be set at €0.000001, or a total of €5.00 per block of 5,000,000 warrants, and each warrant will confer the right to purchase one new ordinary share with a par value of €0.01 for a period of ten (10) years, with an exercise price per ordinary share equal to 1/100th the closing price of the Company’s ADSs on the NYSE on the issue date. Provided each non-executive director still holds the office of director or is a member of the board strategic advisory committee on the anniversary date, all of the stock warrants for which he subscribes may be exercised beginning on the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting.

Under French law, free shares may only be issued to employees. The legal form of instrument which may be issued to members of the Board of Directors or other non-employees is a warrant. Warrants may not be granted free of charge but must be purchased at issuance at a set subscription price.

The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 11-13: AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK SUBSCRIPTION WARRANTS AND RESTRICTED FREE SHARES

The Board of Directors proposes that this general shareholders’ meeting authorize the renewal of the systems for granting restricted free shares to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and the renewal of the system for granting stock subscription warrants to non-employee external partners.

The issuances of stock subscription warrants and restricted free shares will be subject to an overall ceiling of 150,000,000 new shares with a par value of €0.01, representing 1,500,000 ADS and approximately 10% of the outstanding capital of the Company. The Board considers that this amount is necessary in order to attract and retain key personnel.

Each restricted free share will be granted free of charge and will permit the beneficiary thereof to acquire one new ordinary share with a par value of €0.01, provided the beneficiary complies with the requirements for time spent with the Company or other vesting requirements.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success and must be subscribed by the beneficiary at a price of €0.000001per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.01 for a period of ten (10) years at a fixed exercise price. The exercise price for an ordinary share will be equal to 1/100th the closing price of the Company’s ADSs on the NYSE on the date the stock subscriptions warrants are granted by the Board of Directors.

The authorization to the Board of Directors to grant restricted free shares will terminate thirty-eight (38) months after the date of the authorization granted by this general shareholders’ meeting. The authorization to the Board of Directors to grant stock subscription warrants will terminate eighteen (18) months after the date of the authorization granted by this general shareholders’ meeting. These periods are the maximum allowed under French law.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 14: DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES UP TO A MAXIMUM NOMINAL AMOUNT OF €7,500,000 BY ISSUING SHARES AND/OR SECURITIES THAT CONFER RIGHTS TO THE COMPANY'S EQUITY AND /OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF DEBT SECURITIES, RESERVED TO SPECIFIC CLASSES OF PERSONS, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH CLASSES, AND TO AMEND THE TERMS OF ANY DEBT SECURITIES ISSUED UNDER THIS OR PRIOR DELEGATIONS AUTHORIZED BY THE SHAREHOLDERS

The Board of Directors proposes that it be granted a delegation of authority to increase capital of the Company up to a maximum limit of €7,500,000 nominal value in order to be able to effect one or more transactions such as acquisitions, asset purchases, financing or other strategic transactions. The nominal value of €7,500,000 equates to 7,500,000 ADS at the current ratio.

Pursuant to this delegation of authority, the duration of which would be set at eighteen (18) months, the maximum allowed by French law, the Board of Directors would be authorized to decide to increase the Company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights. The Board would also have the right to amend convertible debt agreements which were issued under the authority granted by this or any prior shareholder meeting.

The maximum increases of nominal of capital that may be carried out pursuant to this delegation of authority would be €7,500,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €15,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, by reference to the price quoted on the NYSE.

The Board of Directors is requesting this authorization in order to provide flexibility to the Company, for example, in the event of strategic partnership transactions in which the partner wishes to take a minority interest in the Company.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 15: WRITTEN CONSULTATION AND VOTING BY CORRESPONDENCE OF DIRECTORS

A recent change in French law allows for board decisions to be made via written consultation provided that the by-laws explicitly allow such a process.

The Board of Directors therefore proposes to modify the Company’s by-laws to allow for decisions of the Board of Directors to be taken by written consultation of the directors, including by electronic means, and outside any meeting of the Board of Directors, provided that any member of the Board of Directors may object to the use of this procedure for any such decision thereby provoking a formal meeting of the Board of Directors.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 16: AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

Article L. 225-129-6 of the French Commercial Code provides: “At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

In order to comply with these legal provisions, the Board of Directors notes that as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the Board of Directors is required by French law to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the Board of Directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The Board of Directors therefore proposes that the general shareholders’ meeting delegate to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at eighteen (18) months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The Board of Directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership. The Board of Directors requests that shareholders DO NOT approve this proposal.

PROPOSAL 17: POWERS FOR FORMALITIES

The Board of Directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities related to the finalization of the decisions taken by this general shareholders’ meeting.

The Board of Directors requests that shareholders approve this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 26, 2026	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2026

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2026